Via Facsimile and U.S. Mail
Mail Stop 03-09


April 13, 2005


Keith G. Myers
President and Chief Executive Officer
LHC Group, LLC
420 West Pinhook, Rd.
Suite A
Lafayette, Louisiana 70503

Re:	LHC Group, LLC
	Supplemental Response to Form S-1/A
      	Filed April 7, 2005
	File Number 333-120792


Dear Mr. Myers

      We have reviewed your response letters dated March 25, 2005 and
April 7, 2005 to our verbal comments and have the following comments.
In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A filed February 16, 2005

Beta, HTAT and St. Landry`s Contingent Put Options

1. In your March 25, 2005 response, you express your belief that the reference to "freestanding financial instrument" in EITF 00-6 would encompass an equity derivative on shares of a subsidiary even if the equity derivative did not meet the SFAS 150 definition of "freestanding financial instrument." In support of this belief you indicate that, if the SFAS 150 definition of freestanding financial instrument applied to EITF 00-6, EITF 00-6 would essentially address a "null set" of instruments. We are continuing to evaluate the company`s conclusions. In order to facilitate our evaluation, please address the following:
a) Please tell us how the company would account for the subsidiary stock held by the minority shareholders if the terms of the equity derivatives in question were in fact terms of and thus embedded in the subsidiary stock held by the minority shareholders.
b) Please help us understand what you meant when you stated that EITF
00-6 would address a "null set" of financial instruments if the definition of SFAS 150 definition of "freestanding financial instrument" applied to EITF 00-6. For example, are you asserting that EITF 00-6 would not apply to forward contracts to sell common shares of a subsidiary?
c) Please provide any additional insight that you believe would help us understand the views you expressed.

2. Refer to April 7, 2005 response 1. In order to help us evaluate whether the Beta, HTAT, St. Landry equity derivatives, both written puts and forwards, meet the "legally detachable" criteria in the SFAS
150 definition of "freestanding financial instrument," please address the following:
a) Please tell us what you mean when you assert that the exchange agreements are "specifically tied" to the put rights.
b) Please clarify for us why the operating agreements were not amended to remove the written puts and what if any ramification from a legal standpoint the existence of the written puts in the operating agreements has on the company`s analysis of the legally detachable criteria.
c) Please confirm, if true, that these forwards would transfer with the minority interest in all circumstances if the interests were transferred.
d) Please confirm, if true, our understanding that the company believes that neither the written puts nor the forward contracts related to Beta, HTAT and St. Landry are legally detachable as that term is used in SFAS 150.

3. Refer to April 7, 2005 response 2. In order to help us evaluate whether the Beta, HTAT, and St. Landry equity derivatives meet the "separately exercisable" criteria in the SFAS 150 definition of "freestanding financial instrument," please briefly describe the nature of the transfer restrictions and help us understand their relevance to your analysis of the separately exercisable criteria.

4.
In your March 25, 2005 response, you indicate the Beta and HTAT put options included in the operating agreement become exercisable if the company "undertakes" an initial public offering while the St. Landry put option becomes exercisable "upon" an initial public offering. Please tell us from a legal standpoint whether there is a distinction between these exercise provisions. If there is no distinction from a legal standpoint, please tell us when the holders` right to exercise is no longer contingent. For example, is exercise contingent until the successful completion of an initial public offering by the company or does the initiation of that process cause the exercise right to be unconditional?

5. Refer to your response to question 3 of the letter dated April
7,
2005. The company asserts that the put options embodied in the operating agreement are fair value puts. This response provides little insight into the basis for the company`s belief. Please provide a more robust analysis that is responsive to prior comment 3.
In this analysis, please also address the following:
a) Please explain and demonstrate why in all circumstances 5 times EBITDA for the preceding 12 months will always equal fair value. For example, why will the multiple always be "5" and the multiplier always be EBITDA for the preceding 12 months.
b) Please explain and demonstrate why the share settlement formula will in all circumstances equal fair value. For example, how are
(1)
the percentage of common stock of the joint venture held by the minority shareholders related or correlated to (2) the percentage of total outstanding shares of common stock of LHC and/or (3) the joint venture`s proportionate contribution to consolidated LHC EBITDA?
c) Please help us understand how you reconcile your response 3 to your response 4. For example, are you asserting in response 4 that the company decided to issue to the HTAT minority shareholders a contingent forward agreement with a fair value of $680,000 in exchange for the cancellation of the HTAT written put which had a fair value, as determined by the option formula, of $0?

6. Your April 7, 2005 response to question 4 suggests that incremental value was given to the holders of the minority interests.
However, in your response and in subsequent discussions with the company, it appears that the company did not apply any accounting to the exchange of the put options for the forward contracts. Please provide an accounting analysis that supports this lack of accounting treatment. Please consider at least two perspectives in your analysis: why no accounting treatment is required if the written puts are considered freestanding and thus marked to fair value through the income statement pursuant to EITF 00-6, and why no accounting treatment would be required if the written put options are not considered to be freestanding financial instruments and thus are not evaluated separate and apart from the subsidiary shares.

7. See your April 7, 2005 response 4 related to the November 2004 exchange transaction related to the Beta written put option. Please address the following:
a) Please tell us what you mean when you state that the $7.4 million was calculated based on the intent of the parties involved.
b) Please tell us the payment that would result from strict application of the written put option formula included in the Beta operating agreement.
c) You appear to suggest that the minority shareholders may have accepted consideration less than the fair value of the written put they gave up. Is our understanding correct? If it is, please explain the economic and business reasons for such a decision.

8. Refer to response your April 7, 2005 response 6. In order to help us understand whether the change in control provisions of the Beta,
HTAT and St. Landry written put options and the Beta and HTAT forward contracts are within the control of the company for purposes of ASR
268, please provide to us a more detailed discussion of the composition of the board of directors of the company. Include specifically the following items, as well as any additional information or analysis in the context of EITF D-98 that may be helpful in determining whether the company has control over the ability to cause the put to become exercisable through a change in control:
a) Whether a change in control can be effected without the consent or approval of the board.
b) What the size of the Board is and how it is determined. For example, can the minority shareholders appoint a majority of the Board? Please consider the preferred security holder example in EITF
D-98 in crafting your response.
c) The number of members on the board who are appointed by management.
d) The number of members on the Board appointed by the minority shareholder.

9. Please clarify for us your analysis under ASR 268 of the St. Landry conversion rights upon successful completion of an initial public offering by the company. For example, are you asserting that the conversion right is within the company`s control because notwithstanding the terms of the option, which provides for exercise of the conversion right upon a successful completion of an initial public offering by the company, the company can control the amount of its stockholder`s equity and therefore prevent exercise of the conversion right through the federal Stark law? Alternatively, are you suggesting that the conversion right is not within the company`s control but subsequent accretion is not required because redemption is contingent on meeting the requirements of the federal Stark law and you believe that it is not probable that such requirements will be met? Consider the need for revised disclosure.

10. We note that the St. Landry written put option grants the minority interest holders the right to require the company to redeem their minority interest holdings in cash at any time 30 days after the company`s initial public offering. It appears that upon the company`s initial public offering, the redemption of the St. Landry`s shares will be within the control of the minority shareholders. Please tell us if our understanding is correct. If it is, please give us an analysis of the application of ASR 268 and EITF D-98 to the St. Landry written put upon successful completion of an initial public offering. Please explicitly address the classification and measurement guidance in EITF D-98. Also please tell us whether the written option has an expiration date. Consider the need for revised disclosure for all points addressed here.

11.
We note that the settlement of the Beta and HTAT forward agreements will represent the acquisition of minority interest. Please provide to us the company`s assessment of the need to provide Article 11 of
Regulation S-X pro forma financial information related to the acquisition of the minority interests triggered by the completion of the initial public offering or that will become probable as a result of the offering.

12.  Please update your financial statements to comply with Rule
3-12
of Regulation S-X.

      You may contact Tabatha Akins at (202) 824-5547 or James
Atkinson, at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jeff Riedler
								Assistant Director
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Mr. Keith Myers
LHC Group, Inc.
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